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                             August 29, 2022

       Jan Loeb
       Chairman
       NovelStem International Corp.
       2255 Glades Road
       Suite 221A
       Boca Raton, FL 33431

                                                        Re: NovelStem
International Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 2,
2022
                                                            File No. 000-22908

       Dear Mr. Loeb:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G Filed August 2, 2022

       Item 1. Business, page 2

   1. You state here that you have a 28.6% equity interest in NewStem, but the notes to your financials state that
you own a 31.5% equity interest. Please reconcile your disclosure.
   2. Please state up front in this section that you depend entirely on earnings and cash flow from NewStem and NetCo
partners, and that you do not conduct any business of your
                                                        own. Please also
disclose that you have no influence over the management or business of
                                                        NewStem and NetCo, to
the extent accurate.
   3. Please disclose the number of total employees and number of full-time employees. Refer to Item 101(h)(4)(xii)
of Regulation S-K.
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FirstName
NovelStemLastNameJan     Loeb
           International Corp.
Comapany
August 29, NameNovelStem
           2022             International Corp.
August
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4. Please remove the reference to "first in class" on page two as this implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.
5. Please provide us with the basis for your statement that the hPSCs and HhPSCs have the potential to change the face of medical research.
6. Please revise the description of the NewStem business to clearly state that NewStem is a development stage company, has incurred losses since inception, and has not generated any revenues. Please also clearly state that NewStem does not have any FDA- or EMA-
         approved medical devices or products. Where you discuss the genome-wide screenings and the current use of the platform for the discovery and development of "precision oncology drugs," please provide specifics of this process and the stage of the discovery and development efforts, or disclose that you do not have visibility into such efforts.
         Please also clarify what is meant by the use of the word "products" in the statement that
         NewStem is the only company to develop "products" using certain technology.
7. Please disclose the amount of dividends, royalties, or any other payments received from
         NewStem and NetCo, if any, for each of the past two fiscal years and the most recent quarter.
FDA Approval Process, page 4

8. This section discusses the FDA approval process for therapeutic product candidates. To the extent that the product(s) being developed by NewStem would be considered a medical device(s), please revise to discuss the relevant approval process.
Item 1A. Risk Factors
Risks Relating to our Business
We depend on the executive officers and other key individuals of our Company and our portfolio companies, particularly NewStem, to... , page 6

9. We note here your reference to "our management team." In order to be consistent with your disclosure on page 15, and elsewhere, that states you have no executive officers, please clarify here who you are referring to when you say "management team." You also state in this risk factor that your future success depends on the ability to motivate certain individuals and you ability to recruit qualified personnel. Given that you have a minority interest in both NewStem and NetCo, please explain what influence you have, if any, over the personnel decisions made at NewStem and NetCo.
Item 2. Financial Information
Management's Discussion and Analysis of the Results of Operations
Results of Operations, page 12

10. Please expand your discussion of the results of operations to provide quantified reasons for material changes in your statement of operations line items, including equity in net
 Jan Loeb
FirstName
NovelStemLastNameJan     Loeb
           International Corp.
Comapany
August 29, NameNovelStem
           2022             International Corp.
August
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         income (loss) of equity method investees, between the reporting periods. Refer to Item
         303 of Regulation S-K.
11. You state that there was no equity in net income from equity method investees for the three months ended March 31, 2022, because you did not receive any royalty income from
         NetCo Partners. Please clarify how your accounting complies with ASC 323-10-35-4 which requires an investor to recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee, rather than in the period in which an investee declares a dividend.
Item 4. Security Ownership of Certain Beneficial Owners and Management Security Ownership of Certain Beneficial Owners and Management, page 16

12. We note the chart included on page 16 includes the heading "Name and Address of beneficial owner." However, it seems the addresses of the beneficial owners that are not management have not been included. Please include the missing address information.
         Refer to Item 403(a) of Regulation S-K.
Item 5. Directors and Executive Officers, page 17

13. You disclose that the company has no executive officers. Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall consist of a
         President, one or more Vice Presidents, a Chief Financial Officer, a Secretary and
         potentially a Chairman of the Board. Please also tell us if the version of your Articles of
         Incorporation filed as exhibit 3.1 is the most recent full copy of the Articles that are in force today.
Item 6. Executive Compensation, page 19

14. Please update the chart, or the related disclosure, to make clear the year the compensation table refers. Refer to Item 402(n)(2)(ii) of Regulation S-K.
Item 8. Legal Proceedings, page 21

15. Please revise to provide the information required by Item 103 of Regulation S-K for your ongoing arbitration matter. Please disclose the counterparty in the arbitration, the date instituted, a description of the factual basis alleged to underlie the proceedings, and the relief sought. Please also tell us what it means that you are pursuing arbitration in order to
         "maximize the total potential value" of the Netco Partners intellectual property. Please also provide an update on the status given that the arbitration was scheduled for this summer, and disclose the impact on you if the arbitration panel reaches a decision that is unfavorable to you.
Item 10. Recent Sales of Unregistered Securities, page 22

16. Please ensure that when disclosing the sale of unregistered securities, you disclose all information required by Item 701 of Regulation S-K. In particular, please name the
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FirstName
NovelStemLastNameJan     Loeb
           International Corp.
Comapany
August 29, NameNovelStem
           2022             International Corp.
August
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         persons or class of persons to whom the securities were sold, and disclose the consideration received in exchange for the issuance. As one example only, you state that in a noncash transaction on November 15, 2021, you issued 3,000,000 shares of common stock to existing holders without indicating the amount of consideration that was provided in exchange.
NovelStem International Corp. Audited Financial Statements
Note 3 - Equity Method Investments
Investment in NewStem, Ltd., page F-10

17. You attribute the difference between your investment in NewStem and the amount of underlying net assets of NewStem to in process research and development intangible assets. Please explain your basis in GAAP for not reducing your investment in NewStem below $3,335,175 for your share of NewStem's continuing losses. Refer to ASC 323-10-
         35-4, 35-19 and 45-1.
18. Please tell us how you determined NewStem meets the definition of a business in ASC
         805-10-55-3A through 55-9. If NewStem does not meet the definition of a business, please tell us how you considered the guidance in ASC 730 in accounting for each round of funding you provided.
NovelStem International Corp. Interim Financial Statements
Note 8 - Litigation Funding Agreement, page F-30

19. As per the disclosure on page 13, it appears the $310,000 payment from Omni Bridgeway pursuant to the litigation funding agreement. Please tell us your basis in GAAP for recording the $170,000 used for working capital needs as contra expenses in the three months ended March 31, 2022.
Exhibits

20. Please file the subscription agreement disclosed on page 23 as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
21. Please file the documents governing the shares of NewStem that are held by NovelStem, as well as the share purchase agreements, or any other relevant agreements, covering
         NovelStem's investments in NewStem.
22. Please file the litigation funding agreement with Omni Bridgeway as an exhibit. Please disclose whether you are obligated to repay any of the funds received under the agreement.
General

23. Please provide us with a detailed analysis as to why the company is not an investment company pursuant to the Investment Company Act of 1940. In your response, please
 Jan Loeb
NovelStem International Corp.
August 29, 2022
Page 5
      provide us with your analysis of the value of your investment securities as a percentage of total assets on an unconsolidated basis. Please add related risk factor disclosure, as appropriate.
24. Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K,
      10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJan Loeb
                                                           Division of
Corporation Finance
Comapany NameNovelStem International Corp.
                                                           Office of Trade &
Services
August 29, 2022 Page 5
cc:       Morris DeFeo
FirstName LastName